Exhibit 99.2

THE BUSINESS OF GAMING

Q3 2021

EnthusiastGaming

Enthusiast Gaming Holdings Inc.

(Expressed in Canadian Dollars)
Unaudited

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As at September 30, 2021 and December 31, 2020

(Unaudited - Expressed in Canadian Dollars)

	Note	September 30, 2021	December 31, 2020

ASSETS
Current
Cash		$33,526,534	$4,323,823
Trade and other receivables	6	27,351,305	22,424,596
Investments	7	133,466	124,998
Loans receivable	23	176,931	194,389
Income tax receivable		290,077	290,077
Prepaid expenses		3,098,610	576,802
Total current assets		64,576,923	27,934,685
Non-current
Property and equipment	9	279,562	354,850
Right-of-use asset	12	2,731,941	2,848,400
Long-term investment	7	-	2,606,100
Investment in associates and joint ventures	8	921,235	1,026,910
Long-term portion of prepaid expenses		263,224	263,196
Intangible assets	10	101,540,147	81,106,007
Goodwill	11	156,181,672	106,181,086
Total assets		$326,494,704	$222,321,234

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	13	$27,136,558	$23,602,547
Contract liabilities		3,455,887	1,625,594
Income tax payable		374,364	-
Current portion of long-term debt	14	9,766,060	1,250,000
Current portion of deferred payment liability	17	10,648,211	636,600
Current portion of convertible debentures	16	-	7,546,453
Current portion of lease contract liabilities	12	604,094	578,330
Current portion of other long-term debt	15	11,176	-
Total current liabilities		51,996,350	35,239,524
Non-current
Long-term debt	14	-	21,651,956
Long-term portion of deferred payment liability	17	5,991,777	529,124
Long-term lease contract liabilities	12	2,266,045	2,308,336
Vendor-take-back loan	18	-	5,559,250
Other long-term debt	15	137,158	-
Deferred tax liability		20,880,115	15,161,987
Total liabilities		$81,271,445	$80,450,177

Shareholders’ Equity
Share capital	19	360,603,409	232,616,997
Contributed surplus	21, 22	21,563,566	7,494,164
Accumulated other comprehensive income		49,007	45,428
Deficit		(136,992,723)	(98,285,532)
Total shareholders’ equity		245,223,259	141,871,057
Total liabilities and shareholders’ equity		$326,494,704	$222,321,234
Commitments (Note 26)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2021	2020	2021	2020

Revenue
Revenue		$43,341,907	$16,328,946	$110,421,843	$30,287,614
Gain on player buyout	10	-	-	-	204,764
Total revenue	27	43,341,907	16,328,946	110,421,843	30,492,378
Cost of sales		33,216,294	12,268,906	86,345,922	19,917,990
Gross margin		10,125,613	4,060,040	24,075,921	10,574,388
Operating expenses
Professional fees		434,862	549,942	2,385,837	1,463,887
Consulting fees	23	725,408	1,336,461	3,111,761	3,725,135
Advertising and promotion		609,587	215,410	2,465,529	701,901
Office and general		1,963,965	625,296	4,836,416	2,077,937
Salaries and wages	23	6,574,338	2,304,003	16,768,850	5,191,402
Technology support, web development and content		3,146,453	1,163,126	7,239,996	3,397,877
Esports player, team and game expenses		1,615,655	760,844	4,609,978	2,244,640
Foreign exchange gain		(1,060,724)	(23,125)	(2,136,979)	(71,394)
Share-based compensation	21, 22	4,971,949	203,963	14,690,294	873,211
Amortization and depreciation	9, 10, 12	2,372,839	1,042,072	5,668,276	3,390,604
Total operating expenses		21,354,332	8,177,992	59,639,958	22,995,200

Other expenses (income)
Transaction costs	5	301,343	1,621,775	510,472	1,621,775
Share of loss from investment in associates and joint ventures	8	158,415	808,011	230,675	2,080,358
Interest and accretion	12, 14 - 18	430,538	1,264,594	1,702,839	3,951,379
Change in fair value of investment	7	288,093	(374,065)	444,764	(211,050)
Loss on modification of long-term debt	14	-	806,879	-	806,879
Gain on repayment of long-term debt	14	-	-	(39,502)	-
Loss on settlement of vendor-take-back loan	18	-	-	316,241	-
Loss on revaluation of deferred payment liability	17	33,162	-	122,346	-
Interest income		(9,315)	(14,775)	(50,546)	(91,305)
Net loss before income taxes		(12,430,955)	(8,230,371)	(38,801,326)	(20,578,848)

Income taxes
Current tax expense		127,101	9,139	161,138	20,520
Deferred tax recovery		(130,212)	(143,623)	(255,273)	(585,818)
Net loss for the period		(12,427,844)	(8,095,887)	(38,707,191)	(20,013,550)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Foreign currency translation adjustment		124,873	62,420	3,579	66,039
Net loss and comprehensive loss for the period		$(12,302,971)	$(8,033,467)	$(38,703,612)	$(19,947,511)
Net loss and comprehensive loss per share, basic and diluted		$(0.10)	$(0.10)	$(0.33)	$(0.26)
Weighted average number of common shares outstanding, basic and diluted		126,395,192	83,147,816	118,514,822	76,651,219

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity

For the nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

	Note	Number of shares	Share capital	Contributed surplus	Warrant reserve	Shares to be returned to treasury	Accumulated other comprehensive income	Deficit	Total shareholders’ equity

Balance, December 31, 2019		72,091,673	$176,511,857	$9,439,324	$15,404,728	$(3,858,756)	$90,078	$(78,930,532)	$118,656,699
Issuance of shares for offering, net of transaction cost	19	11,500,000	15,609,257	-	-	-	-	-	15,609,257
Issuance of shares to effect the Omnia acquisition	5	18,250,000	30,112,500	-	-	-	-	-	30,112,500
Shares returned to treasury	19	(1,071,876)	(3,858,756)	-	-	3,858,756	-	-	-
Shares issued upon exercise of warrants	19	2,207,674	7,348,264	-	(4,994,018)	-	-	-	2,354,246
Shares issued upon exercise of options	19	131,875	489,280	(439,914)	-	-	-	-	49,366
Share-based compensation	21	-	-	873,211	-	-	-	-	873,211
Expiry of warrants	20	-	-	-	(2,372,764)	-	-	2,372,764	-
Other comprehensive income for the period		-	-	-	-	-	66,039	-	66,039
Net loss for the period		-	-	-	-	-	-	(20,013,550)	(20,013,550)
Balance, September 30, 2020		103,109,346	$226,212,402	$9,872,621	$8,037,946	$-	$156,117	$(96,571,318)	$147,707,768

Balance, December 31, 2020		104,930,981	$232,616,997	$7,494,164	$-	$-	$45,428	$(98,285,532)	$141,871,057
Issuance of shares for offerings, net of transaction cost	19	15,983,000	95,150,810	-	-	-	-	-	95,150,810
Issuance of shares to effect the Vedatis acquisition	5	226,563	2,374,380	-	-	-	-	-	2,374,380
Issuance of shares to effect the Tabwire acquisition	5	790,094	5,238,323	-	-	-	-	-	5,238,323
Issuance of shares to effect the GameKnot acquisition	5	165,425	921,417	-	-	-	-	-	921,417
Issuance of shares to effect the Addicting Games acquisition	5	2,661,164	14,636,402	-	-	-	-	-	14,636,402
Shares issued upon exercise of options	19	363,176	1,405,323	(620,892)	-	-	-	-	784,431
Shares issued upon conversion of convertible debentures	16, 19	2,835,289	7,626,957	-	-	-	-	-	7,626,957
Shares issued for settlement of deferred payment liability	17, 19	429,354	632,800	-	-	-	-	-	632,800
Share-based compensation	21, 22	-	-	14,690,294	-	-	-	-	14,690,294
Other comprehensive income for the period		-	-	-	-	-	3,579	-	3,579
Net loss for the period		-	-	-	-	-	-	(38,707,191)	(38,707,191)
Balance, September 30, 2021		128,385,046	$360,603,409	$21,563,566	$-	$-	$49,007	$(136,992,723)	$245,223,259

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

		For the nine months ended
	Note	September 30, 2021	September 30, 2020

Cash flows from operating activities
Net loss for the period		$(38,707,191)	$(20,013,550)
Items not affecting cash:
Amortization and depreciation	9, 10, 12	5,668,276	3,390,604
Share-based compensation	21, 22	14,690,294	873,211
Interest and accretion	12, 14 - 18	606,060	1,378,077
Deferred tax recovery		(255,273)	(585,818)
Gain on player buyout	10	-	(204,764)
Foreign exchange gain		(101,302)	(7,050)
Gain on repayment of long-term debt	14	(39,502)	-
Loss on settlement of vendor-take-back loan	18	316,241	-
Loss on revaluation of deferred payment liability	17	122,346	-
Capitalized interest and success fee		-	1,494,910
Shares for services		110,565	138,172
Loss on modification of long-term debt	14	-	806,879
Provisions		-	90,366
Change in fair value of investment	7	444,764	(211,050)
Share of loss from investment in associates and joint ventures	8	230,675	2,080,358
Changes in working capital:
Changes in trade and other receivables		(3,896,016)	(1,916,067)
Changes in prepaid expenses		(2,584,504)	63,250
Changes in loans receivable		37,500	-
Changes in accounts payable and accrued liabilities		2,383,538	2,288,492
Changes in contract liabilities		881,756	(387,411)
Changes in income tax receivable		(149,468)	(285,480)
Net cash used in operating activities		(20,241,241)	(11,006,871)

Cash flows from investing activities
Cash paid for mergers and acquisitions	5	(27,071,176)	(10,500,000)
Cash acquired from mergers and acquisitions	5	489,107	281,125
Proceeds from disposal of investment		-	680,000
Proceeds from disposal of intangible assets	10	-	204,764
Investment in associates and a joint venture	8	(125,000)	(2,169,750)
Acquisition of property and equipment	9	(3,398)	(4,871)
Net cash used in investing activities		(26,710,467)	(11,508,732)

Cash flows from financing activities
Proceeds from the issuance of shares for offerings, net of transaction costs	19	95,150,810	15,609,257
Proceeds from long-term debt	14	944,787	-
Repayment of long-term debt	14	(14,023,470)	-
Proceeds from exercise of warrants	19	-	2,354,246
Proceeds from exercise of options	19	784,431	49,366
Repayment of vendor-take-back loan	18	(6,158,329)	-
Lease payments	12	(531,085)	(221,764)
Net cash provided by financing activities		76,167,144	17,791,105

Foreign exchange effect on cash		(12,725)	39,176
Net change in cash		29,202,711	(4,685,322)
Cash, beginning of period		4,323,823	13,211,722
Cash, end of period		$33,526,534	$8,526,400

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

1.	Nature of operations

Enthusiast Gaming Holdings Inc. (the “Company” or “Enthusiast”) was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018. The Company is publicly traded on the Toronto Stock Exchange (“TSX”) and Nasdaq Global Select Market (“Nasdaq”) under the symbol “EGLX”. On April 21, 2021 the common shares of the Company commenced trading on the Nasdaq. The Company maintains its registered office at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia and its executive office at 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

The Company’s principal business activities are comprised of media and content, entertainment and esports. The Company’s digital media platform includes 100+ gaming related websites, approximately 1,000 YouTube channels, and a library of over 1,500 casual games. The Company’s esports division, Luminosity Gaming Inc., is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. The Company’s entertainment business owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, and the largest mobile gaming event in Europe, Pocket Gamer Connects.

On August 30, 2020, the Company acquired all of the issued and outstanding shares of Omnia Media Inc. (“Omnia”) from Blue Ant Media Solutions Inc. (“Blue Ant”) pursuant to a share purchase agreement dated August 6, 2020 (the “Omnia SPA”). The Omnia SPA is accounted for in accordance with IFRS 3, as the operations of Omnia constitute a business.

On May 1, 2021, the Company acquired all of the issued and outstanding shares of Vedatis SAS (“Vedatis”) pursuant to a share purchase agreement dated May 1, 2021 (the “Vedatis SPA”). The Vedatis SPA is accounted for in accordance with IFRS 3, as the operations of Vedatis constitute a business.

On June 21, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Media (US) Inc., acquired all of the issued and outstanding membership interest of Tabwire LLC (“Tabwire”) pursuant to an equity purchase agreement dated April 22, 2021 (the “Tabwire EPA”). The Tabwire EPA is accounted for in accordance with IFRS 3, as the operations of Tabwire constitute a business.

On August 30, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Media (US) Inc., acquired all of the issued and outstanding membership interest of GameKnot LLC (“GameKnot”) pursuant to an equity purchase agreement dated August 30, 2021 (the “GameKnot EPA”). The GameKnot EPA is accounted for in accordance with IFRS 3, as the operations of GameKnot constitute a business.

On September 3, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Media (US) Inc., acquired all of the issued and outstanding shares of Addicting Games, Inc. and TeachMe, Inc. (“TeachMe”, which together with Addicting Games, Inc., is herein referred to as “Addicting Games”) pursuant to a share purchase agreement dated September 3, 2021 (the “Addicting Games SPA”). The Addicting Games SPA is accounted for in accordance with IFRS 3, as the operations of Addicting constitute a business.

The Omnia SPA, Vedatis SPA, Tabwire EPA, GameKnot EPA and Addicting Games SPA are collectively called the “Mergers and Acquisitions” in these condensed consolidated interim financial statements. For information relating to the accounting of the Omnia SPA refer to Note 5 of the audited consolidated financial statements of the Company for the year ended December 31, 2020. For information relating to the accounting of the Vedatis SPA, Tabwire EPA, GameKnot EPA and Addicting Games SPA see Note 5.

Approval of Financial Statements

These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors of the Company on November 9, 2021.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

2.	Statement of compliance and basis of preparation

(i)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.

The condensed consolidated interim financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee.

(ii)	Basis of presentation

The condensed consolidated interim financial statements are prepared under the historical cost convention except for the revaluation of certain financial assets and liabilities to fair value. All financial information is presented in Canadian dollars, except as otherwise noted.

(iii)	Basis of consolidation

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the condensed consolidated interim financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

These condensed consolidated interim financial statements include the accounts of Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly-owned subsidiaries:

Name of Subsidiary	Jurisdiction	Functional Currency	Accounting Method

Aquilini GameCo Inc.

GameCo eSports USA Inc.

Luminosity Gaming Inc.

Luminosity Gaming (USA) LLC

Enthusiast Gaming Properties Inc.

Enthusiast Gaming Inc.

Enthusiast Gaming Live Inc.

Enthusiast Gaming Media Inc.

Enthusiast Gaming Media (US) Inc.

Tabwire LLC

GameKnot LLC

Addicting Games, Inc.

TeachMe, Inc.

Enthusiast Gaming Media Holdings Inc.

Enthusiast Gaming Media II Holdings Inc.

Enthusiast Gaming Media III Holdings Inc.

Enthusiast Gaming (TSR) Inc.

Hexagon Games Corp.

Enthusiast Gaming (PG) Inc.

Steel Media Limited

Omnia Media Inc.

Vedatis SAS

Canada USA Canada USA Canada Canada Canada Canada USA USA USA USA USA Canada Canada Canada Canada Canada Canada England and Wales USA France

Canadian dollars

U.S. dollars

Canadian dollars

U.S. dollars

Canadian dollars

U.S. dollars

Canadian dollars

Canadian dollars

U.S. dollars

U.S. dollars

U.S. dollars

U.S. dollars

U.S. dollars

Canadian dollars

Canadian dollars

U.S. dollars

U.S. dollars

Canadian dollars

Canadian dollars

UK Pound Sterling

U.S. dollars

Euro

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Consolidation

Refer to Note 8 for the Company’s investment in associates and joint ventures.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

3.	Significant accounting policies

The Company’s accounting policies, as described in Note 3, Significant Accounting Policies, of the Company’s audited consolidated financial statements for the year ended December 31, 2020, have been applied consistently to all periods presented in these condensed consolidated interim financial statements. Refer to those audited consolidated financial statements for the significant accounting policies which remain unchanged as at September 30, 2021, except as noted below.

(i)	Restricted share units

The Company has a Share Unit Plan for directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of equity-settled restricted share units is measured at the grant date based on the market value of the Company’s common shares on that date. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest with the offset credited to contributed surplus. The number of awards expected to vest is reviewed quarterly with any impact being recognized immediately.

When common shares are issued for restricted share units, the fair value attributed to these restricted share units is transferred from contributed surplus to share capital.

(ii)	Investments in joint ventures

A joint venture is a type of joint arrangement whereby the parties that have joint control of the contractual arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Company accounts for investments in a joint venture using the equity method. Under the equity method, the Company’s investment in a joint venture is initially recognized at cost, including transaction costs, and subsequently increased or decreased to recognize the Company’s share of net earnings or losses of the joint venture after any adjustments necessary to give effect to uniform accounting policies and for impairment losses after the initial recognition date. The Company’s share of earnings or losses of a joint venture are recognized in net loss during the period. Unrealized gains and losses on transactions between the Company and its joint venture are eliminated to the extent of the Company’s interest in the joint venture.

The Company assesses if there are any indicators of impairment of the carrying amount of the investment in joint ventures on an annual basis during the fourth quarter. An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the external environment in which the joint ventures operates or a significant or prolonged decline in the fair value of the investment below its carrying amount. An impairment loss is recorded when the recoverable amount becomes lower than the carrying amount.

No new standards, interpretations or amendments were adopted for the first time from January 1, 2021.

4.	Significant accounting judgments, estimates and uncertainties

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised.

There have been no significant changes to the Company’s significant accounting judgments, estimates and uncertainties, as described in Note 4, Significant Accounting Judgments, Estimates and Uncertainties, of the Company’s audited consolidated financial statements for the year ended December 31, 2020.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

4.	Significant accounting judgments, estimates and uncertainties (Continued)

In March 2020, the World Health Organization declared the outbreak of the novel strain of the coronavirus, specifically identified as SARS-CoV-2, to be a pandemic. Responses to the SARS-CoV-2 outbreak have resulted in governments worldwide enacting emergency measures to combat the spread of the virus, causing disruptions to business operations worldwide and a significant increase in economic uncertainty, with more volatile commodity prices and currency exchange rates, and a marked decline in long-term interest rates. These events are resulting in a challenging economic climate in which it is difficult to reliably estimate the length or severity of these developments and their financial impact. The direct and indirect impact to the Company has been considered in management’s judgments, estimates and uncertainties at period-end. Although management has determined that no significant revisions to such estimates, judgments or assumptions were required at period-end, there could be a further prospective material impact in future periods to the extent that the negative impacts from SARS-CoV-2 continue or worsen. The Company is monitoring developments of the SARS-CoV-2 outbreak and will adapt its business plans accordingly.

5.	Mergers and acquisitions

(i)	Vedatis SPA

As described in Note 1, on May 1, 2021, the Company completed the acquisition of Vedatis. Based in Lyon, France, Vedatis owns the web property Icy Veins. Pursuant to the terms of the Vedatis SPA, the Company acquired all of the outstanding common shares of Vedatis in exchange for i) a cash payment of Euro €3,500,000, subject to a Euro €100,000 target working capital adjustment, which was paid on April 28, 2021, (ii) the issuance of Euro €1,500,000 of common shares of the Company, for which 226,563 common shares were issued on May 4, 2021, (iii) a cash payment of Euro €1,250,000 on the first anniversary of closing which was paid to escrow on June 23, 2021, (iv) a payment of Euro €750,000 on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, and (v) an earn-out payment based on the performance of Vedatis.

The earn-out payment, subject to certain conditions, is equal to the sum of earnings before interest, taxes, depreciation and amortization for the best four consecutive quarters of the existing Vedatis business at the time of closing excluding new business generated or enhanced by the Company. The earn-out period is for four years following May 1, 2021. The Company has, at its option, the ability to settle the earn-out payment half in cash and half in common shares. The earn-out payment is to be paid no later than 60 days from the completion of the earn-out period.

Following the acquisition, the Company controls Vedatis and for accounting purposes the Company is deemed the acquirer. The Vedatis SPA is accounted for in accordance with IFRS 3 as the operations of Vedatis constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Vedatis’ identifiable net assets acquired are recognized at their fair value.

The Vedatis SPA has been accounted for at the fair value of the consideration provided to Vedatis, consisting of cash, common shares, the deferred payment liability and the settlement of a pre-existing relationship. The Company’s deferred payment liability to the former shareholders of Vedatis is carried at fair value. Management uses current and historical operational results, estimates and probabilities of future earnings and discounted cash flows to estimate the earn-out payment, see Note 17.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

5.	Mergers and acquisitions (Continued)

(i)	Vedatis SPA (Continued)

At the time of issuance of these condensed consolidated interim financial statements, certain aspects of the valuation are not finalized, accordingly the preliminary purchase price allocation is subject to change. The following table summarizes the recognized amounts of assets acquired, liabilities assumed and consideration paid, at the date of acquisition:

Provisional Fair Values
Fair value of identifiable net assets
Cash	$156,168
Trade and other receivables	72,915
Property and equipment	2,097
Intangible assets	3,511,000
Goodwill	9,372,025
Accounts payable and accrued liabilities	(599,981)
Contract liabilities	(45,391)
Income tax payable	(233,829)
Deferred tax liability	(878,284)
$11,356,720

Purchase Price
Consideration:
Cash (a)	$7,006,067
Fair value of 226,563 common shares issued at $10.48 per share (b)	2,374,380
Deferred payment liability (c)	2,649,930
Settlement of pre-existing relationship (d)	(673,657)
$11,356,720

a.	Cash consists of the $7,130,507 (Euro €4,750,000) paid less the estimated working capital recovery of $124,440.

b.	The fair value per share was measured to be $10.48 based on the closing price of the Company’s shares on the TSX on the date of acquisition.

c.	The fair value of the deferred payment liability is the present value of the payment of $1,109,850 (Euro €750,000) due on the first anniversary of closing and the present value of estimated earn-out payable to the former shareholders of Vedatis of $1,920,745 (Euro €1,297,976), see Note 17.

d.	The settlement of a pre-existing relationship consists of accounts payable by the Company to Vedatis with a fair value of $673,657 which was effectively settled on the date of acquisition.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill represents intangible assets that cannot be measured directly such as brand name, subscriber relationships and website content, and synergies expected to be achieved from integrating Vedatis into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

(ii)	Tabwire EPA

As described in Note 1, on June 21, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Media (US) Inc., completed the acquisition of Tabwire. Based in Chicago, Illinois, Tabwire is a technology company that gives gamers the ability to login directly to view their game data in real time. Pursuant to the terms of the Tabwire EPA, the Company acquired all of the outstanding membership interest of Tabwire in exchange for i) a cash payment of USD $5,000,000, subject to an accounts receivable adjustment, which was paid on June 23, 2021, and (ii) the issuance of USD $6,000,000 of common shares of the Company, for which 790,094 common shares were issued on June 21, 2021.

Following the acquisition, the Company controls Tabwire and for accounting purposes the Company is deemed the acquirer. The Tabwire EPA is accounted for in accordance with IFRS 3 as the operations of Tabwire constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Tabwire’s identifiable net assets acquired are recognized at their fair value.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

5.	Mergers and acquisitions (Continued)

(ii)	Tabwire EPA (Continued)

The Tabwire EPA has been accounted for at the fair value of the consideration provided to Tabwire, consisting of cash, common shares and settlement of a pre-existing relationship.

At the time of issuance of these condensed consolidated interim financial statements, certain aspects of the valuation are not finalized, accordingly the preliminary purchase price allocation is subject to change. The following table summarizes the recognized amounts of assets acquired, liabilities assumed and consideration paid, at the date of acquisition:

Provisional Fair Values
Fair value of identifiable net assets
Cash	$6,506
Trade and other receivables	76,647
Intangible assets	3,188,000
Goodwill	9,159,657
Accounts payable and accrued liabilities	(6,097)
Contract liabilities	(2,388)
Deferred tax liability	(972,340)
$11,449,985

Purchase Price
Consideration:
Cash (a)	$6,262,616
Fair value of 790,094 common shares issued at $6.63 per share (b)	5,238,323
Settlement of pre-existing relationship (c)	(50,954)
$11,449,985

a.	Cash consists of the $6,143,500 (USD $5,000,000) paid and the estimated accounts receivable adjustment payable of $119,116.

b.	The fair value per share was measured to be $6.63 based on the closing price of the Company’s shares on the TSX on the date of acquisition.

c.	The settlement of a pre-existing relationship consists of accounts payable by the Company to Tabwire with a fair value of $50,954 which was effectively settled on the date of acquisition.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill represents intangible assets that cannot be measured directly such as brand name, subscriber relationships and developed technology, and synergies expected to be achieved from integrating Tabwire into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

(iii)	GameKnot EPA

As described in Note 1, on August 30, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Media (US) Inc., completed the acquisition of GameKnot. Based in Sausalito, California, GameKnot owns the web property GameKnot. Pursuant to the terms of the GameKnot EPA, the Company acquired all of the outstanding membership interest of GameKnot in exchange for i) a cash payment of USD $1,500,000 which was paid on August 30, 2021, (ii) the issuance of USD $750,000 of common shares of the Company, for which 165,425 common shares were issued on August 30, 2021 (iii) a payment of USD $500,000 on the six-month anniversary of closing which may be paid in cash or common shares at the option of the Company.

Following the acquisition, the Company controls GameKnot and for accounting purposes the Company is deemed the acquirer. The GameKnot EPA is accounted for in accordance with IFRS 3 as the operations of GameKnot constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and GameKnot’s identifiable net assets acquired are recognized at their fair value.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

5.	Mergers and acquisitions (Continued)

(iii)	GameKnot EPA (Continued)

The GameKnot EPA has been accounted for at the fair value of the consideration provided to GameKnot, consisting of cash, common shares and deferred payment liability. The Company’s deferred payment liability to the former owner of GameKnot is carried at fair value.

At the time of issuance of these condensed consolidated interim financial statements, certain aspects of the valuation are not finalized, accordingly the preliminary purchase price allocation is subject to change. The following table summarizes the recognized amounts of assets acquired, liabilities assumed and consideration paid, at the date of acquisition:

Provisional Fair Values
Fair value of identifiable net assets
Cash	$9,513
Trade and other receivables	19,119
Investments	6,317
Intangible assets	601,000
Goodwill	3,111,023
Accounts payable and accrued liabilities	(8,077)
Contract liabilities	(145,739)
Deferred tax liability	(168,160)
$3,424,996

Purchase Price
Consideration:
Cash (a)	$1,890,450
Fair value of 165,425 common shares issued at $5.57 per share (b)	921,417
Deferred payment liability (c)	613,129
$3,424,996

a.	Cash consists of the $1,890,450 (USD $1,500,000) consideration paid on acquisition.

b.	The fair value per share was measured to be $5.57 based on the closing price of the Company’s shares on the TSX on the date of acquisition.

c.	The fair value of the deferred payment liability is the present value of the payment of $631,750 (USD $500,000) due on the six-month anniversary of closing, see Note 17.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill represents intangible assets that cannot be measured directly such as brand name and subscriber relationships, and synergies expected to be achieved from integrating GameKnot into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

(iv)	Addicting Games SPA

As described in Note 1, on September 3, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Media (US) Inc., completed the acquisition of Addicting Games. Based in Los Angeles, California, Addicting Games is an innovator in casual gaming with a portfolio of casual games for desktop and mobile devices. Pursuant to the terms of the Addicting Games SPA, the Company acquired all of the outstanding common shares of Addicting Games in exchange for i) a cash payment of USD $10,000,000, subject to a working capital adjustment and other adjustments, of which $10,090,533 was paid in September (inclusive of estimated working capital and other adjustments), (ii) the issuance of USD $12,000,000 of common shares of the Company, for which 2,661,164 common shares were issued on September 3, 2021, (iii) a cash payment of USD $7,000,000 on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, and (iv) a payment of USD $3,800,000 on the second anniversary of closing which may be paid in cash or common shares at the option of the Company.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

5.	Mergers and acquisitions (Continued)

(iv)	Addicting Games SPA (Continued)

Following the acquisition, the Company controls Addicting Games and for accounting purposes the Company is deemed the acquirer. The Addicting Games SPA is accounted for in accordance with IFRS 3 as the operations of Addicting Games constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Addicting Games’ identifiable net assets acquired are recognized at their fair value.

The Addicting Games SPA has been accounted for at the fair value of the consideration provided to Addicting Games, consisting of cash, common shares, the deferred payment liability and the settlement of a pre-existing relationship, which comprised the investment Enthusiast Gaming Properties Inc. (“Enthusiast Properties”) held in Addicting Games, see Note 7. The Company’s deferred payment liability to the former shareholders of Addicting Games and investment held in Addicting Games is carried at fair value.

At the time of issuance of these condensed consolidated interim financial statements, certain aspects of the valuation are not finalized, accordingly the preliminary purchase price allocation is subject to change. The following table summarizes the recognized amounts of assets acquired, liabilities assumed and consideration paid, at the date of acquisition:

Provisional Fair Values
Fair value of identifiable net assets
Cash	$316,920
Trade and other receivables	674,067
Prepaid expenses	41,935
Property and equipment	6,476
Right-of-use asset - lease contract	410,208
Intangible assets	17,790,000
Goodwill	28,357,881
Accounts payable and accrued liabilities	(411,057)
Contract liabilities	(755,019)
Income tax payable	(290,003)
Current portion of lease contract liability	(133,533)
Long-term lease contract liability	(284,773)
Other long-term debt	(144,948)
Deferred tax liability	(3,929,650)
$41,648,504

Purchase Price
Consideration:
Cash (a)	$12,477,901
Fair value of 2,661,164 common shares issued at $5.50 per share (b)	14,636,402
Deferred payment liability (c)	12,328,753
Settlement of pre-existing relationship (d)	2,205,448
$41,648,504

a.	Cash consists of the $12,631,330 (USD $10,090,533) paid less the estimated working capital and other adjustment recoveries of $153,429.

b.	The fair value per share was measured to be $5.50 based on the closing price of the Company’s shares on the TSX on the date of acquisition.

c.	The fair value of the deferred payment liability is the present value of the payment of $8,762,600 (USD $7,000,000) due on the first anniversary of closing and the present value of the payment of $4,756,840 (USD $3,800,000) due on the second anniversary of closing, see Note 17.

d.	The settlement of a pre-existing relationship consists of the investment Enthusiast Properties held in Addicting Games with a fair value of $2,115,525 plus interest receivable of $89,923 which is effectively settled on the date of acquisition, see Note 7.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

5.	Mergers and acquisitions (Continued)

(iv)	Addicting Games SPA (Continued)

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. The other long-term debt has been reflected at fair value which represents the fair value of future cash outflows. Goodwill represents intangible assets that cannot be measured directly such as domain names, subscriber relationships and game content, and synergies expected to be achieved from integrating Addicting Games into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

For a pre-existing relationship between the Company, Vedatis, Tabwire and Addicting Games, that is not extinguished on the business combination, such a relationship is considered effectively settled as part of the business combination even if it is not legally cancelled. At the acquisition date, it becomes an intercompany relationship and is eliminated upon consolidation.

The acquisition of Vedatis, Tabwire, GameKnot and Addicting Games is consistent with the Company’s targeted acquisition strategy of identifying value-enhancing independent gaming web and video properties that can enhance viewership base, data and analytics platform and pricing optimization strategy.

The Company incurred transaction costs of $510,472 relating to the Vedatis SPA, Tabwire EPA, GameKnot EPA and Addicting Games SPA which is included in net loss and comprehensive loss.

Since the date of acquisition of Vedatis, revenue of $99,547 and a net loss of $782,686 have been included in the condensed consolidated interim statement of loss and comprehensive loss relating to Vedatis. Since the date of acquisition of Tabwire, revenue of $87,258 and a net loss of $56,867 have been included in the condensed consolidated interim statement of loss and comprehensive loss relating to Tabwire. Since the date of acquisition of GameKnot, revenue of $42,952 and net income of $30,506 have been included in the condensed consolidated interim statement of loss and comprehensive loss relating to GameKnot. Since the date of acquisition of Addicting Games, revenue of $601,312 and net loss of $139,354 have been included in the condensed consolidated interim statement of loss and comprehensive loss relating to Addicting Games. If the Vedatis, Tabwire, GameKnot and Addicting Games acquisitions had occurred on January 1, 2021 pro-forma revenue and net loss would have been $114,961,607 and $37,908,270 respectively for nine months ended September 30, 2021.

6.	Trade and other receivables

Trade and other receivables consist of the following:

	September 30, 2021	December 31, 2020

Trade receivables (Note 23, 25)	$22,917,290	$18,583,585
HST and VAT receivables	223,245	303,739
Other receivables (Note 23)	4,269,422	3,604,738
Expected credit loss provision (Note 25)	(58,652)	(67,466)
	$27,351,305	$22,424,596

7.	Investments

In April 2019, Enthusiast Properties entered into a Senior Convertible Debenture Purchase Agreement to invest in Addicting Games, an innovator in casual gaming. Under the Senior Convertible Debenture Purchase Agreement, Enthusiast Properties invested USD $1,500,000 by way of a 3-year secured convertible debenture with interest accruing at 2% per annum. The convertible debenture and accrued interest can be converted into common shares of Addicting Games at the option of the Company based on a conversion price which is the lesser of the price of the common shares as valued in Addicting Games’ next equity raise or a liquidation event or by dividing USD $30,000,000 by the aggregate number of outstanding common shares, warrants and options.

The convertible debenture has been accounted for in accordance with IFRS 9, as a financial asset at fair value, with changes in fair value recognized in profit and loss as they arise at each subsequent reporting period.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

7.	Investments (continued)

The fair value of the convertible debenture was valued using a binomial model using a ‘with derivatives’ and ‘without derivatives’ approach. The ‘with derivatives’ approach fair values the convertible debenture with the conversion option. The ‘without derivatives’ approach fair values the convertible debenture by treating the debt component of the loan as a plain vanilla bond. The fair value of the debt portion was determined using the discounted cash flow method by discounting the expected cash flows using a risk-adjusted discount rate. The difference in fair values from the ‘with’ and ‘without’ approaches represents the fair value of the embedded derivative component (the conversion option). The ‘with’ and ‘without’ scenarios assumed the occurrence of i) a liquidity event, as well as, ii) a non-liquidity event, and considered the fair value of the conversion option to be the weighted average of these two values.

The Company acquired Addicting Games on September 3, 2021. The convertible debenture plus interest receivable is effectively settled on the date of acquisition, see Note 5. Historically, the fair value of the convertible debentures is determined assuming the occurrence of i) a liquidity event, as well as, ii) a non-liquidity event. As this is a step-acquisition under IFRS 3, the revaluation of the convertible debenture is performed as of September 3, 2021. As the Company has full knowledge of the upcoming acquisition of Addicting Games, the fair value under the no-liquidity event scenario is not required as the probability of a liquidity event was 100% as at the September 3, 2021 revaluation date.

The valuation of the investment included the following inputs for a liquidity event:

	September 3, 2021	December 31, 2020

Liquidity event probability	100.00%	50.00%

Exercise price for conversion	USD $15	USD $15

Time to maturity	0.01 years	0.51 years
Initial stock price	USD $15	USD $15
Volatility	95.00%	131.10%
Risk free interest rate	0.05%	0.09%
Credit spread	262 bps	317 bps
Risk adjusted rate	2.66%	3.26%
Discount for lack of marketability (“DLOM”)	14.00%	21.00%
Synthetic credit rating	B	B+

The valuation of the investment included the following inputs for a ‘no’ liquidity event:

	September 3, 2021	December 31, 2020

‘No’ liquidity event probability	0.00%	50.00%
Exercise price for conversion	USD $15	USD $15

Time to maturity	0.60 years	1.27 years
Initial stock price	USD $15	USD $15
Volatility	130.00%	144.70%
Risk free interest rate	0.06%	0.11%
Credit spread	285 bps	346 bps
Risk adjusted rate	2.89%	3.57%
DLOM	14.00%	21.00%
Synthetic credit rating	B	B+

As at September 3, 2021, the expected liquidity event date is estimated to be September 3, 2021. As at June 30, 2021, the expected liquidity event date was estimated to be October 4, 2021. As at December 31, 2020, the expected liquidity event date was estimated to be July 5, 2021.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

7.	Investments (continued)

As at September 3, 2021, the debt portion has been valued at $1,967,790 (December 31, 2020 - $1,948,950) and the derivative portion has been valued at $147,735 (December 31, 2020 - $657,150). The fair value of the long-term investment is $2,115,525 (December 31, 2020 - $2,606,100). The loss from the change in the fair value of the long-term investment during the nine months ended September 30, 2021 of $444,764 (September 30, 2020 – gain of $211,050) is included in the condensed consolidated interim statement of loss and comprehensive loss. The loss from the change in foreign exchange movements during the nine months ended September 30, 2021 of $45,811 (September 30, 2020 – gain of $63,885) is included in the foreign currency translation adjustment in the condensed consolidated interim statement of loss and comprehensive loss.

Investments consist of the following:

	September 30, 2021	December 31, 2020

Addicting Games, Inc.	$-	$2,606,100
Guaranteed investment certificates	133,466	124,998
Total investments	133,466	2,731,098
Current portion of investments	133,466	124,998
Long-term portion of investments	$-	$2,606,100

8.	Investment in associates and joint ventures

(i)	Investment in associates

On August 30, 2019, pursuant to an investment agreement between Aquilini GameCo Inc. (“GameCo”) and Aquilini Properties LP (a related party by nature of it being under the control or direction of the Chairman of the Company), GameCo acquired 100 class B common shares of AIG eSports Canada Holdings Ltd. (“AIG Canada”) for $1,246,125 (USD $937,500), and GameCo eSports USA Inc. acquired a 25% non-voting participating interest in AIG eSports USA Intermediate Holdings, LLC, (“AIG USA”) for $414,594 (USD $312,500). Collectively, AIG Canada and AIG USA own and manage professional esports teams in Canada and the United States. Aquilini Properties LP controls AIG Canada and AIG USA.

On April 22, 2020 and September 23, 2020, the Company made capital contributions of $500,000 and $1,252,312 respectively to AIG Canada. On September 23, 2020, the Company made a capital contribution of $417,438 to AIG USA.

A summary of the Company’s investment in associates is as follows:

	AIG Canada	AIG USA	Total

Balance, December 31, 2019	$503,965	$410,330	$914,295
Contributions - cash	1,752,312	417,438	2,169,750
Share of net loss from investment in associate	(1,590,286)	(466,849)	(2,057,135)
Balance, December 31, 2020	$665,991	$360,919	$1,026,910
Share of net loss from investment in associate	(82,742)	(122,663)	(205,405)
Balance, September 30, 2021	$583,249	$238,256	$821,505

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

8.	Investment in associates and joint ventures (continued)

(ii)	Investment in joint ventures

On July 7, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Inc., entered into a joint venture with Toronto Star Newspapers Limited (“Torstar”) to create an original online news platform and community for gamers named AFK Media Partnership (“AFK”). The Company and Torstar each hold a 50% interest in this joint venture. The Company and Torstar have each invested $125,000 into AFK as startup capital.

A summary of the Company’s investment in AFK is as follows:

Amount

Balance, December 31, 2020	$-
Contributions - cash	125,000
Share of net loss from investment in joint venture	(25,270)
Balance, September 30, 2021	$99,730

9.	Property and equipment

	Furniture and fixtures	Computer equipment	Leasehold improvements	Production equipment	Total
Cost
Balance, December 31, 2019	$119,730	$115,140	$84,385	$-	$319,255
Mergers and Acquisitions	61,585	70,026	4,224	47,251	183,086
Additions	4,871	2,388	-	-	7,259
Effect of movement in exchange rates	(3,092)	(3,677)	(1,402)	(1,317)	(9,488)
Balance, December 31, 2020	$183,094	$183,877	$87,207	$45,934	$500,112
Mergers and Acquisitions (Note 5)	3,717	4,856	-	-	8,573
Additions	-	3,398	-	-	3,398
Effect of movement in exchange rates	84	(153)	48	32	11
Balance, September 30, 2021	$186,895	$191,978	$87,255	$45,966	$512,094

Accumulated depreciation
Balance, December 31, 2019	$5,484	$12,231	$3,228	$-	$20,943
Depreciation	29,442	69,126	22,237	8,020	128,825
Effect of movement in exchange rates	(841)	(2,509)	(907)	(249)	(4,506)
Balance, December 31, 2020	$34,085	$78,848	$24,558	$7,771	$145,262
Depreciation	23,645	39,892	12,772	9,800	86,109
Effect of movement in exchange rates	289	497	193	182	1,161
Balance, September 30, 2021	$58,019	$119,237	$37,523	$17,753	$232,532

Net book value
Balance, December 31, 2020	$149,009	$105,029	$62,649	$38,163	$354,850
Balance, September 30, 2021	$128,876	$72,741	$49,732	$28,213	$279,562

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

10.	Intangible assets

	Domain name	Website application and technology development and website content	Brand name	Subscriber and sponsorship relationships	Player contracts	Multi channel network license	Talent management and owned and operated content brand	Talent contracts and digital content	Game application and technology development	Total

Cost
Balance, December 31, 2019	$40,930,000	$3,252,104	$8,602,563	$6,832,646	$2,901,900	$-	$-	$-	$-	$62,519,213
Mergers and Acquisitions	-	-	-	-	-	10,749,000	9,363,000	5,507,000	-	25,619,000
Disposals	-	-	-	-	(2,590,700)	-	-	-	-	(2,590,700)
Effect of movement in foreign exchange rates	-	(1,182)	-	-	-	-	-	-	-	(1,182)
Balance, December 31, 2020	$40,930,000	$3,250,922	$8,602,563	$6,832,646	$311,200	$10,749,000	$9,363,000	$5,507,000	$-	$85,546,331
Mergers and Acquisitions (Note 5)	9,362,000	1,043,000	5,964,000	1,065,000	-	-	-	-	7,656,000	25,090,000
Effect of movement in foreign exchange rates	166,994	24,980	60,625	16,620	-	-	-	-	136,396	405,615
Balance, September 30, 2021	$50,458,994	$4,318,902	$14,627,188	$7,914,266	$311,200	$10,749,000	$9,363,000	$5,507,000	$7,792,396	$111,041,946

Accumulated amortization
Balance, December 31, 2019	$-	$395,893	$-	$239,200	$1,866,800	$-	$-	$-	$-	$2,501,893
Amortization	-	1,627,117	-	716,300	1,035,100	365,200	-	787,100	-	4,530,817
Disposals	-	-	-	-	(2,590,700)	-	-	-	-	(2,590,700)
Effect of movement in foreign exchange rates	-	(1,686)	-	-	-	-	-	-	-	(1,686)
Balance, December 31, 2020	$-	$2,021,324	$-	$955,500	$311,200	$365,200	$-	$787,100	$-	$4,440,324
Amortization	-	1,309,718	-	596,685	-	806,190	-	1,737,630	601,776	5,051,999
Effect of movement in foreign exchange rates	-	2,261	-	482	-	-	-	-	6,733	9,476
Balance, September 30, 2021	$-	$3,333,303	$-	$1,552,667	$311,200	$1,171,390	$-	$2,524,730	$608,509	$9,501,799

Net book value
Balance, December 31, 2020	$40,930,000	$1,229,598	$8,602,563	$5,877,146	$-	$10,383,800	$9,363,000	$4,719,900	$-	$81,106,007
Balance, September 30, 2021	$50,458,994	$985,599	$14,627,188	$6,361,599	$-	$9,577,610	$9,363,000	$2,982,270	$7,183,887	$101,540,147

During the nine months ended September 30, 2020, the Company entered into a buyout agreement relating to a player contract for gross proceeds of $204,764. The net book value on the date of termination of the player contract was $Nil resulting in a gain on disposal of intangible assets of $204,764. The gain on disposal is included in revenue in the condensed consolidated interim statement of loss and comprehensive loss. During the year ended December 31, 2020, the Company recorded disposals of $2,389,000 of player contract cost and accumulated amortization for players no longer on the Company’s active roster. There were no disposals during the nine months ended September 30, 2021. Game application and technology development is amortized on a straight-line basis over 0.5 to 1.5 years.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

11.	Goodwill

The following comprises the balance of goodwill by cash-generating unit (“CGU”). Goodwill arose through the acquisitions of (i) Luminosity Gaming Inc. (“Luminosity”) on August 27, 2019, (ii) Enthusiast Properties on August 30, 2019, (iii) Steel Media Limited (“Steel Media”) on October 3, 2019, (iv) Omnia on August 30, 2020, (v) Vedatis on May 1, 2021, (vi) Tabwire on June 21, 2021, (vii) GameKnot on August 30, 2021, and (viii) Addicting Games on September 3, 2021. In April 2019, Enthusiast Properties acquired 100% of the assets of The Sims Resource (“TSR”) from Generatorhallen AB and IBIBI HB, TSR is identified as a separate CGU from Enthusiast Properties based on the nature of the business and the assessment that TSR generates cash flows that are largely independent of the cash flows from other assets deployed in Enthusiast Properties. The Company has included Vedatis, Tabwire and GameKnot within the Enthusiast Properties CGU based on the nature of these businesses and the assessment that they generate cash flows that are not largely independent of the cash flows from other assets deployed in Enthusiast Properties.

	Enthusiast Properties	TSR	Luminosity	Steel Media	Omnia	Addicting Games	Total

Balance, December 31, 2019	$54,467,041	$20,898,598	$6,003,150	$1,890,627	$-	$-	$83,259,416
Mergers and Acquisitions	-	-	-	-	22,921,670	-	22,921,670
Balance, December 31, 2020	$54,467,041	$20,898,598	$6,003,150	$1,890,627	$22,921,670	$-	$106,181,086
Mergers and Acquisitions (Note 5)	21,642,705	-	-	-	-	28,357,881	50,000,586
Balance, September 30, 2021	$76,109,746	$20,898,598	$6,003,150	$1,890,627	$22,921,670	$28,357,881	$156,181,672

The Company performs its annual impairment tests at December 31 or at an interim date when events or changes in the business environment (triggering events) would more likely than not reduce the fair value of a CGU below its carrying value. During the nine months ended September 30, 2021, the Company concluded that there were no triggering events requiring an impairment assessment.

12.	Right-of-use asset and lease contract liabilities

The Company’s leased assets consist of office premises. When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using incremental borrowing rates of 4.20% to 5.00%.

Right-of-use asset	Amount

Balance, December 31, 2019	$733,413
Building lease additions - cost	162,226
Building lease additions - cost, mergers and acquisitions	2,392,984
Depreciation	(377,145)
Effect of movement in exchange rates	(63,078)
Balance, December 31, 2020	$2,848,400
Building lease additions - cost, mergers and acquisitions (Note 5)	410,208
Depreciation	(530,168)
Effect of movement in exchange rates	3,501
Balance, September 30, 2021	$2,731,941

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

12.	Right-of-use asset and lease contract liabilities (continued)

Lease liability	Amount

Balance, December 31, 2019	$742,212
Building lease additions - finance cost	162,226
Building lease additions - finance cost, mergers and acquisitions	2,398,085
Payments	(404,958)
Interest cost	56,720
Effect of movement in exchange rates	(67,619)
Balance, December 31, 2020	$2,886,666
Building lease additions - finance cost, mergers and acquisitions (Note 5)	418,306
Payments	(531,085)
Interest cost	87,551
Effect of movement in exchange rates	8,701
Balance, September 30, 2021	2,870,139
Current portion of contract lease liability	604,094
Long-term portion of contract lease liability	$2,266,045

Note 25 provides a summary of undiscounted lease payments to be made as at the statement of financial position date. Variable lease payments during the nine months ended September 30, 2021, which are not included in lease liability are $170,947 (September 30, 2020 - $130,526). The total cash outflow for leases during the nine months ended September 30, 2021 is $702,032 (September 30, 2020 - $352,290).

13.	Accounts payable and accrued liabilities

	September 30, 2021	December 31, 2020

Accounts payable	$19,915,094	$19,826,473
Accrued liabilities	7,221,464	3,776,074
	$27,136,558	$23,602,547

The Company, in the course of its normal operations, is subject to claims, lawsuits, and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a material impact on its consolidated financial position.

14.	Long-term debt

Under the terms of a loan facility agreement dated August 2, 2019, an arm’s length lender (the “Lender”) agreed to provide the Company with a loan of up to $20,000,000 (the “Facility”) comprising two advances: (i) an initial advance in an amount of up to $3,000,000 (the “Initial Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain conditions precedent and (ii) a further advance in an amount equal to the remaining difference between $20,000,000 and the amount of the Initial Advance (the “Further Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain additional conditions precedent, including the completion of the acquisition of Enthusiast Properties. The Company received the Initial Advance and Further Advance, aggregating $20,000,000, during the year ended December 31, 2019. The Facility is secured by the Company’s assets.

The loan has a term (the “Term”) which expires on August 2, 2021, the date that is 24 months from the date of the Initial Advance (the “Maturity Date”). Interest (or standby fees at an equivalent rate in lieu thereof) accrues at a rate per annum that is equal to the prime rate plus 5.05% calculated on the aggregate amount of the Facility, compounded monthly, whether or not the conditions precedent are satisfied or the Facility is advanced. The Company has further agreed to pay the Lender a success fee an amount that is equal to 4.1% per annum, payable monthly, calculated on the full amount of the Facility from the date of the Initial Advance.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

14.	Long-term debt (continued)

Interest (and any such equivalent amount by way of standby fee) and the success fee will be capitalized during the first 12 months of the Term and, commencing in August 2020, interest and the success fee shall be payable in cash on the last business day of each and every month until the Maturity Date.

The Company will be entitled to prepay all or a part of the Facility at any time, from time to time, without bonus or penalty after the date that is twelve (12) months following the date of completion of the acquisition of Enthusiast Properties.

On August 30, 2020 the Company entered into an amending facility agreement (the “Amended Facility”). The Amended Facility extended the Facility Term to September 6, 2022 and commencing in August 2021 principal repayments of $250,000 per month are payable every month until maturity, the remaining outstanding principal amount will be repaid on September 6, 2022. The Company will be entitled to prepay all or a part of the Facility at any time, from time to time, without bonus or penalty. The Company incurred an amendment fee in the amount of $200,000 in connection with the Amended Facility which has been netted against the long-term debt balance.

On November 27, 2020 the Company entered into an amending and restated facility agreement (the “Amended and Restated Facility”). The Amended and Restated Facility increased the total size of the loan and allows for three loans, Facility A, B and C. Facility A and B are revolving loans up to $10,000,000 each. Facility C is a term loan in the amount of $10,000,000. Facility A and B are limited to an aggregate principal amount of $14,000,000. The maximum amount of Facility A is based on the aggregate of 85% eligible accounts receivable less the amount of Facility A then outstanding and less amounts payable and reserves for material subsidiaries. The Company incurred transaction cost of $17,500 in connection with the Amended and Restated Facility which has been netted against the long-term debt balance.

As terms of the amended facilities were not substantially different from the terms of the Facility, the amendments were determined to be a modification of debt in accordance with IFRS 9, Financial Instruments. A loss on modification of long-term debt in the amount of $806,879 and $333,441 was recognized in the consolidated statement of loss and comprehensive loss the during the year ended December 31, 2020 related to the August 30, 2020 and November 27, 2020 amendments, respectively.

The Amended and Restated Facility is amortized at an effective interest rate of 7.29% following the transaction costs and loss on modification of debt recognized pursuant to the amendments.

The Amended and Restated Facility will be used for purposes of (i) working capital and (ii) to finance future acquisitions.

On December 31, 2020 the Company was advanced $75,333 and $150,667 on Facility A and B respectively for a total advance of $226,000. As at December 31, 2020 the total principal balances of Facility A, B and C are $9,972,104, $2,856,579 and $10,000,000 respectively for a total principal balance of $22,828,682.

On January 18, 2021 and February 3, 2021, the Company was advanced $441,921 and $502,866 respectively on Facility A and B. On February 12, 2021, the Company repaid Facility A and B principal balances of $13,773,470. As at September 30, 2021, the principal balance of Facility C is $9,750,000.

The Amended and Restated Facility is amortized at an effective interest rate of 7.28% following the repayment on February 12, 2021.

During the nine months ended September 30, 2021, the Company recognized $673,952 (September 30, 2020 - $1,299,110) of interest expense, $368,427 (September 30, 2020 - $615,000) of success fee expense and $17,711 (September 30, 2020 – expense of $517,194) of accretion income which are included in interest and accretion in the condensed consolidated interim statement of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

14.	Long-term debt (continued)

The following table shows the movement of the long-term debt balance during the period:

Amount
Balance, December 31, 2019	$19,691,220
Capitalized interest	1,016,577
Capitalized success fee	478,333
Advance	226,000
Loss on modification of long-term debt	1,140,320
Transaction cost	(217,500)
Accretion	567,006
Balance, December 31, 2020	$22,901,956
Advances	944,787
Repayments	(13,773,470)
Principal repayments	(250,000)
Gain on repayment of long-term debt	(39,502)
Accretion	(17,711)
Balance, September 30, 2021	9,766,060
Current portion of long-term debt	9,766,060
Long-term debt	$-

The Amended and Restated Facility agreement contains certain covenants that the Company must comply with including maintaining a total consolidated equity of at least $20,000,000 and maintaining a minimum cash balance of $2,000,000. The Company was in compliance with these covenants during the nine months ended September 30, 2021.

15.	Other long-term debt

Upon the acquisition of Addicting Games, the Company obtained a USD $150,000 United States of America Small Business Administration loan (“SBA Loan”). The SBA Loan has a term which is thirty years from the date of the initial advance, expiring July 2, 2050. The SBA loan bears interest at 3.75% per annum, is repayable in monthly installment payments until maturity of USD $731, which includes principal and interest, the remaining outstanding principal amount will be repaid on July 2, 2050. The SBA Loan is secured by Addicting Games’ assets.

The SBA Loan was included in Addicting Games’ identifiable net assets acquired at an initial fair value of $144,948 based on a discounted valuation using a 7.10% discount rate. The SBA Loan is amortized at an effective interest rate of 7.10%.

The following table shows the movement of the SBA Loan during the period:

Amount
Balance, December 31, 2020	$-
Mergers and Acquisitions (Note 5)	144,948
Accretion	804
Effect of movement in exchange rates	2,582
Balance, September 30, 2021	148,334
Current portion of other long-term debt	11,176
Other long-term debt	$137,158

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

16.	Convertible debentures

On November 8, 2018, Enthusiast Properties issued convertible debenture units (the “Debenture Units”) for total gross proceeds of $9,000,000.

Each Debenture Unit, issued at a price of $1,000, is comprised of one unsecured convertible debenture (each a “Debenture” and collectively, the “Debentures”), having a principal amount of $1,000 and accruing interest at 9% per annum, payable semi-annually until maturity, and 166 common share purchase warrants of the Company (each, a “Debenture Warrant”). Each Debenture is convertible into shares of the Company at a conversion price of $3.03 per common share (the “Conversion Price”), subject to acceleration in certain events. The Debentures mature on December 31, 2021. Each Debenture Warrant entitles the holder to acquire one share at a price of $3.79 per share for a period of two years, subject to acceleration in certain events. The Debentures and the Debenture Warrants contain customary anti-dilution provisions. The Company also issued 540 Debenture Units to the brokers as part of the transaction. If the brokers subscribe for the Debenture Units, 89,640 warrants will be issued. The brokers did not subscribe for the Debenture Units and they expired unexercised on November 8, 2020.

Beginning on March 9, 2019, the Company may, at its option, require the conversion of the then outstanding principal amount of the Debentures (plus accrued and unpaid interest thereon) at the Conversion Price on not less than 30 days’ notice, should the daily volume-weighted average trading price of the shares of the Company be greater than $4.55 for each of seven consecutive trading days, ending five trading days prior to the applicable date.

The Company may accelerate the expiry date of the then outstanding Debenture Warrants on not less than 30 days’ notice, should the volume-weighted average trading price of the shares be greater than $5.68 for the twenty consecutive trading days, ending five trading days prior to the applicable date.

The fair value of the convertible debentures on the date of the acquisition of Enthusiast Properties was determined to be $6,761,663 measured using a market rate of 13.0% for a similar unsecured debt without the conversion feature. The 1,495,442 warrants issued previously were valued on the date of the acquisition of Enthusiast Properties as consideration in the amount of $2,056,130. The convertible debentures are amortized at an effective interest rate of 22.82%.

In December 2020, debenture holders converted $400,000 of convertible debentures into 136,649 common shares of the Company. Between January 5, 2021 and January 21, 2021 debenture holders converted $2,600,000 of convertible debentures into 857,180 common shares of the Company. On January 21, 2021, the Company issued notice to the holders of the convertible debentures to exercise the Company’s option to convert the outstanding convertible debentures into common shares of the Company. Through the notice, $6,000,000 of convertible debentures were converted into 1,978,109 common shares of the Company on January 27, 2021.

During the nine months ended September 30, 2021, the Company recognized $53,051 (September 30, 2020 - $607,500) of interest expense and $80,504 (September 30, 2020 - $640,892) of accretion expense which is included in interest and accretion in the condensed consolidated interim statement of loss and comprehensive loss.

The following tables shows the movement of the convertible debenture balance during the period:

Amount
Balance, December 31, 2019	$7,015,820
Conversion to equity	(400,000)
Loss on conversion of convertible debentures	49,002
Accretion	881,631
Balance, December 31, 2020	$7,546,453
Conversion to equity	(7,626,957)
Accretion	80,504
Balance, September 30, 2021	$-

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

17.	Deferred payment liability

The deferred payment liability relates to the acquisition of (i) Steel Media on October 3, 2019, (ii) the acquisition of Vedatis on May 1, 2021, (iii) the acquisition of GameKnot on August 30, 2021, and (iv) the acquisition of Addicting Games on September 3, 2021.

(i)	Steel Media Deferred Payment Liability

The Steel Media deferred payment liability consists of the present value of a USD $1,000,000 payment (the “Steel Media Deferred Payment”) to be paid on October 3, 2020 and the present value of the earn-out payment (the “Steel Media Earn-Out Payment”) of USD $500,000 expected to be paid based on the performance of Steel Media by April 15, 2022.

The Company has, at its option, the ability to settle USD $500,000 of the remaining Steel Media Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the five trading days immediately prior to October 3, 2020. The Company also has, at its option, the ability to settle USD $500,000 of the Steel Media Earn-Out Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the five trading days immediately prior to the date that the amount of any Steel Media Earn-Out Payment is conclusively determined.

The expected Steel Media Earn-Out Payment is calculated on a dollar-for-dollar basis to the extent the average annualized normalized gross revenue of Steel Media for the period from January 1, 2020 to December 31, 2021 exceeds USD $2,500,000. The maximum Steel Media Earn-Out Payment will not exceed USD $500,000.

The Steel Media Deferred Payment was included in Steel Media’s total purchase price consideration at an initial fair value of $1,211,818 based on a discounted valuation using a 10.00% discount rate. The Steel Media Earn-Out Payment was included in Steel Media’s total purchase price consideration at an initial fair value of $470,625 based on a discounted valuation using a 13.97% discount rate and an expectation that payment of the full earn-out of USD $500,000 is probable.

The Steel Media Deferred Payment and Steel Media Earn-Out Payment are amortized at an effective interest rate of 9.54% and 13.15% respectively.

Between October 16 and November 2, 2020, $659,832 (USD $500,000) of the Steel Media Deferred Payment liability was paid by the Company. On January 20, 2021, the remaining Steel Media Deferred Payment liability of $632,800 (USD $500,000) was settled by the Company through the issuance of 429,354 common shares through the exercise of the Company’s option.

(ii)	Vedatis Deferred Payment Liability

The Vedatis deferred payment liability consists of the present value of a Euro €750,000 payment (the “Vedatis Deferred Payment”) to be paid on May 1, 2022 and the present value of the estimated earn-out payment (the “Vedatis Earn-Out Payment”) expected to be paid based on the performance of Vedatis by August 29, 2025, see Note 5.

The Vedatis Earn-Out Payment, subject to certain conditions, is equal to the sum of earnings before interest, taxes, depreciation and amortization for the best four consecutive quarters of the existing Vedatis business at the time of closing excluding new business generated or enhanced by the Company. The earn-out period is for four years following May 1, 2021.

The Company has, at its option, the ability to settle the Vedatis Deferred Payment of Euro €750,000 either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the two trading days immediately prior to May 1, 2022. The Company has, at its option, the ability to settle the Vedatis Earn-Out Payment half in cash and half in common shares by the Company, the share payment portion will be settled by the allotment and issuance of such number of common shares determined by the volume weighted average price for the two trading days immediately prior to May 1, 2025.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

17.	Deferred payment liability (continued)

(ii)	Vedatis Deferred Payment Liability (Continued)

The Company uses Monte-Carlo simulation valuation techniques to estimate the net present value of the Vedatis Earn-Out Payment. The cash portion and equity portion are present valued separately based on the outcomes of the Monte-Carlo simulation. The Vedatis Earn-Out Payment is revalued each reporting period with changes in fair value of the Vedatis Earn-Out Payment recorded in the consolidated statement of loss and comprehensive loss.

The Vedatis Deferred Payment was included in Vedatis’ total purchase price consideration at an initial fair value of $1,047,028 based on a discounted valuation using a 6% discount rate. The Vedatis Earn-Out Payment was included in Vedatis’ total purchase price consideration at an initial fair value of $1,602,902 based on a discounted valuation using an 8.16% and 0.78% discount rate for the cash settled and equity settled portion, respectively, and an expectation that a Vedatis Earn-Out Payment of $1,920,745 is probable. The Vedatis Deferred Payment is amortized at an effective interest rate of 5.86% and the cash portion of the Vedatis Earn-Out Payment is amortized at an effective interest rate of 8.19%.

On September 30, 2021, the Vedatis Earn-Out Payment was revalued at $1,749,369 based on a discounted valuation using a 8.89% and 0.93% discount rate for the cash settled and equity settled portion, respectively, and an expectation that a Vedatis Earn-Out Payment of $2,094,542 is probable. Following the September 30, 2020 revaluation, the cash portion of the Vedatis Earn-Out Payment is amortized at an effective interest rate of 8.92%.

The fair value of the Vedatis Earn-Out Payment on the acquisition date and at period end was calculated using the following inputs:

	September30, 2021	May 1,2021

Payment date	August 29, 2025	August 29, 2025
Time to maturity	3.92 years	4.33 years
Required metric risk premium	21.75%	21.75%

EBITDA volatility	19.00%	19.00%
Senior credit rating	B-	B-
Earn-out payment credit rating	CCC+	CCC+
Drift rate	0.89%	0.75%
Discount rate (risk free rate) for equity-based payment	0.93%	0.78%
Discount rate (risk adjusted rate) for cash payment	8.89%	8.16%
Discount rate for lack of marketability	Nil%	Nil%

(iii)	GameKnot Deferred Payment Liability

The GameKnot deferred payment liability consists of the present value of a USD $500,000 six-month anniversary payment (the “GameKnot Deferred Payment”) to be paid on February 28, 2022, see Note 5.

The Company has, at its option, the ability to settle the GameKnot Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to February 28, 2022.

The GameKnot Deferred Payment was included in GameKnot’s total purchase price consideration at an initial fair value of $613,129 based on a discounted valuation using a 6.00% discount rate.

The GameKnot Deferred Payment is amortized at an effective interest rate of 6.01%.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

17.	Deferred payment liability (continued)

(iv)	Addicting Games Deferred Payment Liability

The Addicting Games Media deferred payment liability consists of the present value of a USD $7,000,000 first anniversary payment (the “Addicting Games First Anniversary Deferred Payment”) to be paid on September 3, 2022 and the present value of a USD $3,800,000 second anniversary payment (the “Addicting Games Second Anniversary Deferred Payment”) to be paid on September 3, 2023 (the Addicting Games First Anniversary Deferred Payment and the Addicting Games Second Anniversary Deferred Payment are collectively the “Addicting Games Deferred Payment”), see Note 5.

The Company has, at its option, the ability to settle the Addicting Games Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to the payment due dates.

The Addicting Games First Anniversary Deferred Payment was included in Addicting Games’ total purchase price consideration at an initial fair value of $8,181,699 based on a discounted valuation using a 7.10% discount rate. The Addicting Games Second Anniversary Deferred Payment was included in Addicting Games’ total purchase price consideration at an initial fair value of $4,147,054 based on a discounted valuation using a 7.10% discount rate.

The Addicting Games First Anniversary Deferred Payment and Addicting Games Second Anniversary Deferred Payment are amortized at an effective interest rate of 6.88% and 6.88% respectively.

The following table shows the movement of the Steel Media Deferred Payment, the Steel Media Earn-Out Payment, the Vedatis Deferred Payment, the Vedatis Earn-Out Payment, the GameKnot Deferred Payment and the Addicting Games Deferred Payment balances during the period:

	Steel Media Deferred Payment	Steel Media Earn-Out Payment	Vedatis Deferred Payment	Vedatis Earn-Out Payment	GameKnot Deferred Payment	Addicting Games Deferred Payment	Total

Balance, December 31, 2019	$1,208,413	$473,413	$-	$-	$-	$-	$1,681,826
Accretion	92,767	68,097	-	-	-	-	160,864
Payment	(659,832)	-	-	-	-	-	(659,832)
Effect of movement in exchange rates	(4,748)	(12,386)	-	-	-	-	(17,134)
Balance, December 31, 2020	$636,600	$529,124	$-	$-	$-	$-	$1,165,724
Initial fair value of deferred payment liability	-	-	1,047,028	1,602,902	613,129	12,328,753	15,591,812
Accretion	-	56,939	25,789	23,078	3,124	63,144	172,074
Payment	(632,800)	-	-	-	-	-	(632,800)
Loss on revaluation of deferred payment liability	-	-	-	122,346	-	-	122,346
Effect of movement in exchange rates	(3,800)	(2,142)	218	1,043	5,179	220,334	220,832
Balance, September 30, 2021	-	583,921	1,073,035	1,749,369	621,432	12,612,231	16,639,988
Current portion of deferred payment liability	-	583,921	1,073,035	-	621,432	8,369,823	10,648,211
Long-term portion of deferred payment liability	$-	$-	$-	$1,749,369	$-	$4,242,408	$5,991,777

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

18.	Vendor-take-back loan

The vendor-take-back loan (“VTB”) arose on the acquisition of Omnia on August 30, 2020. The VTB has a principal balance of $5,750,000 and accrues interest at 9% per annum, compounded annually and payable at maturity, and matures on August 30, 2023.

The VTB was included in Omnia’s total purchase price consideration at an initial fair value of $5,357,408 based on the present value of the cash flows using a 11.60% discount rate and a maturity date of 36 months. The VTB is amortized at an effective interest rate of 11.03%.

On June 17, 2021, the Company settled the VTB by paying the principal balance of $5,750,000 and accrued interest of $408,329. The Company recognized a loss on settlement of the VTB of $316,241 in the condensed consolidated interim statement of loss and comprehensive loss during the nine months ended September 30, 2021.

During the nine months ended September 30, 2021, the Company recognized $255,792 (September 30, 2020 - $47,950) of interest expense and $27,046 (September 30, 2020 - $43,629) of accretion expense in relation to the VTB which is included in interest and accretion expense in the condensed consolidated interim statement of loss and comprehensive loss.

The following tables shows the movement of the VTB during the period:

Amount

Balance, December 31, 2019	$-
Initial fair value of vendor-take-back loan	5,357,408
Interest	190,381
Accretion	11,461
Balance, December 31, 2020	$5,559,250
Interest	255,792
Accretion	27,046
Repayments	(6,158,329)
Loss on settlement of vendor-take-back loan	316,241
Balance, September 30, 2021	$-

19.	Share capital

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

During the nine months ended September 30, 2021:

(i)	The Company received proceeds of $784,431 from the exercise of 363,176 stock options. The fair value assigned to these stock options of $620,892 was reclassified from contributed surplus to share capital.

(ii)	The Company issued 2,835,289 common shares from the conversion of convertible debentures (Note 16).

(iii)	On January 20, 2021, the Company issued 429,354 common shares to settle the remaining Steel Media Deferred Payment liability (Note 17).

(iv)	On February 10, 2021, the Company offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250 (the “February Offering”). The Company incurred cash share issuance cost of $2,704,571 relating to the February Offering.

(v)	On May 4, 2021, the Company issued 226,563 common shares in connection with the closing of the Vedatis SPA (Note 5).

(vi)	In June 2021, the Company offered and sold a total of 8,600,000 common shares resulting in gross proceeds of $60,137,755 (USD $49,450,000) (the “June Offering”). The Company incurred cash share issuance cost of $4,734,624 relating to the June Offering.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

19.	Share capital (continued)

During the nine months ended September 30, 2021 (continued):

(vii)	On June 21, 2021, the Company issued 790,094 common shares in connection with the closing of the Tabwire EPA (Note 5).

(viii)	On August 30, 2021, the Company issued 165,425 common shares in connection with the closing of the GameKnot EPA (Note 5).

(ix)	On September 3, 2021, the Company issued 2,661,164 common shares in connection with the closing of the Addicting Games SPA (Note 5).

During the nine months ended September 30, 2020:

(i)	The Company received proceeds of $2,354,246 from the exercise of 2,207,674 common share purchase warrants. The fair value assigned to these warrants of $4,994,018 was reclassified from warrant reserve to share capital.

(ii)	The Company received proceeds of $49,366 from the exercise of 131,875 stock options. The fair value assigned to these options of $439,914 was reclassified from contributed surplus to share capital.

(iii)	On July 21, 2020, 1,071,876 common shares were returned to treasury. The shares to be returned to treasury related to GameCo’s acquisition of Luminosity in 2019. The consideration was reduced by the value of the shares to be returned to treasury which was determined to be $3,858,756 as at the acquisition date.

(iv)	On August 6, 2020, the Company completed an offering of 11,500,000 common shares at a price of $1.50 per common share for gross proceeds of $17,500,000 (the “August Offering”). The Company incurred cash share issuance cost of $1,640,743 relating to the August Offering.

(v)	On August 31, 2020, the Company issued 18,250,000 common shares in connection with the closing of the Omnia SPA.

20.	Warrants

Each common share warrant entitles the holder to purchase one common share of the Company. The Company has no warrants outstanding as at September 30, 2021.

The following table reflects the continuity of warrants as at September 30, 2021 and December 31, 2020:

	September 30, 2021		December 31, 2020
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Beginning balance	-	$-	7,444,961	$2.03
Granted	-	-	-	-
Exercised	-	-	(3,109,589)	(0.88)
Expired	-	-	(4,335,372)	(2.86)
Ending balance	-	$-	-	$-

The weighted average share price on the date of exercise is $Nil (December 31, 2020 - $2.32).

During the nine months ended September 30, 2020, the fair value assigned to 935,297 expired warrants of $2,372,764 was reclassified from warrant reserve to deficit.

21.	Stock options

On January 20, 2021, the shareholders of the Company approved and ratified the adoption of the stock option plan (the “Stock Option Plan”) which allows the Board of Directors to grant stock options to directors, officers, employees and consultants of the Company as performance incentives. The maximum number of common shares issuable under the Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company. There are also limitations on the number of common shares issuable to insiders. At the time of granting a stock option, the Board of Directors must approve: (i) the exercise price, being not less than the market value of the common shares; (ii) the vesting provisions; and (iii) the expiry date, generally being no more than ten years after the grant date.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

21.	Stock options (continued)

The following table reflects the continuity of stock options as at September 30, 2021 and December 31, 2020:

	September 30, 2021		December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Beginning balance	2,734,073	$1.61	3,744,095	$1.32
Granted	1,598,905	6.17	-	-
Exercised	(363,176)	(2.16)	(823,937)	(0.27)
Expired/forfeited	(46,311)	$(7.28)	(186,085)	(2.06)
Ending balance	3,923,491	3.35	2,734,073	$1.61
Exercisable	2,556,698	$1.68	2,242,837	$1.44

The weighted average share price on the date of exercise is $7.25 (December 31, 2020 - $2.25).

On January 20, 2021, following shareholder approval of the Stock Option Plan, the Company issued 743,671 stock options to directors, officers and employees, of which 679,582 were issued to directors and officers. These stock options are exercisable at $3.20, expire December 9, 2025 and vest as follows: (i) 304,709 on January 20, 2021; (ii) 247,890 on January 20, 2022; and (iii) 191,072 on January 20, 2023. These stock options were approved for issuance by the Board of Directors on December 9, 2020, and were granted upon shareholder approval of the Stock Option Plan on January 20, 2021. The fair value of the stock options issued was $4.73 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $6.10; exercise price - $3.20; expected life in years – 4.89 years; expected volatility – 86.59% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 2.90%; and, risk-free interest rate – 0.43%.

On April 13, 2021, the Company issued 855,234 stock options to directors, officers, employees and consultants, of which 493,969 were issued to directors and officers. These stock options are exercisable at $8.75, expire January 1, 2026 and vest one-third on January 1, 2022, January 1, 2023 and January 1, 2024 respectively. The fair value of these stock options issued was $6.06 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $8.73; exercise price - $8.75; expected life in years – 4.72 years; expected volatility – 92.89% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 2.90%; and, risk-free interest rate – 0.94%.

The Company recorded share-based compensation expense of $4,468,066 (September 30, 2020 - $873,211) for stock options vesting during the nine months ended September 30, 2021.

The Company has the following stock options outstanding as at September 30, 2021:

Expiry date	Number of stock options outstanding	Exercise price	Number of stock options exercisable	Weighted average remaining life (years)

October 17, 2022	17,959	$0.80	17,959	1.05
November 18, 2022	874,558	0.37	874,558	1.13
November 14, 2023	13,187	2.37	13,187	2.12
March 29, 2024	324,410	2.37	324,410	2.50
August 27, 2024	943,750	2.40	831,875	2.91
December 9, 2025	739,475	3.20	304,709	4.19
January 1, 2026	820,152	8.75	-	4.26
December 12, 2028	190,000	1.00	190,000	7.21
	3,923,491	$3.35	2,556,698	3.20

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

22.	Share Units

On January 20, 2021, the shareholders of the Company approved and ratified the adoption of the Share Unit Plan (“SU Plan”) which allows for the issuance of restricted share units and performance share units (collectively “Share Units”) to directors, officers, employees and consultants. The Board of Directors, or a committee appointed by the Board of Directors, will establish vesting conditions of Share Units at the time of grant. The maximum number of common shares that are issuable to settle Share Units cannot exceed 4% of the aggregate number of common shares issued and outstanding and the maximum number of common shares issuable in aggregate under the SU Plan and other share-based compensation arrangements adopted by the Company cannot exceed 10% of the common shares issued and outstanding. Share Units can be settled in cash or common shares at the option of the Company.

On January 20, 2021, following shareholder approval of the SU Plan, the Company issued 1,251,162 restricted share units to directors, officers and employees, of which 1,158,772 were issued to directors and officers. These restricted share units are expected to be settled through the issuance of 1,251,162 common shares of the Company. These restricted share units vest as follows: (i) 530,692 on January 20, 2021; (ii) 417,054 on January 20, 2022; and (iii) 303,416 on January 20, 2023. These restricted share units were approved for issuance by the Board of Directors on December 9, 2020, and were granted upon shareholder approval of the SU Plan on January 20, 2021. These restricted share units have been fair valued based on the quoted market price on the date of issuance of $6.10 per common share.

On April 13, 2021, the Company issued 1,242,577 restricted share units to directors, officers, employees and consultants, of which 636,887 were issued to directors and officers. These restricted share units are expected to be settled through the issuance of 1,242,577 common shares of the Company. These restricted share units vest one-third on January 20, 2022, January 20, 2023 and January 20, 2024 respectively. These restricted share units have been fair valued based on the quoted market price on the date of issuance of $8.73 per common share.

On July 19, 2021, the Company modified the vesting dates of 178,293 restricted share units issued to consultants on April 13, 2021. These 178,293 restricted share units were modified to vest 100% on October 31, 2021. Share-based compensation expense is recognized based on the modified vesting term at period end.

The Company recorded share-based compensation expense of $10,222,228 (September 30, 2020 - $Nil) for restricted share units vesting during the nine months ended September 30, 2021.

The Company has the following restricted share units outstanding as at September 30, 2021:

Number of restricted share units	September 30, 2021	December 31, 2020
Beginning balance	-	-
Granted	2,493,739	-
Forfeited	(38,042)	-
Ending balance	2,455,697	-
Vested	533,159

23.	Related party transactions and balances

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Corporate Officer, President and former esports President. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation includes the fair value of stock options and restricted share units vested during the period.

Compensation provided to key management during the period is as follows:

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Short-term benefits	$648,419	$577,945	$1,925,223	$1,381,466
Share-based compensation	2,864,207	146,479	10,896,188	615,566
	$3,512,626	$724,424	$12,821,411	$1,997,032

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

23.	Related party transactions and balances (continued)

A summary of other related party transactions is as follows:

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Total transactions during the period:
Revenue	$9,361	$427,658	$702,066	$1,198,296
Cost of sales	-	53,577	-	53,577

Expenses
Consulting fees	129,350	438,565	810,214	1,665,835
Advertising and promotion	-	61,500	-	61,500
Interest and accretion	-	91,579	282,838	91,579
Loss on settlement of vendor-take-back loan	-	-	316,241	-
Share of loss from investment in associates	133,145	808,011	205,405	2,080,358

A summary of related party balances is as follows:

	September 30, 2021	December 31, 2020

Balances receivable (payable):
Investment in associates	$821,505	$1,026,910
Trade and other receivables	3,687,888	4,651,059
Loans receivable	125,995	148,660
Accounts payable and accrued liabilities	(432,601)	(686,480)
Contract liabilities	(55,710)	(72,343)
Vendor-take-back loan	-	(5,559,250)

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a related party by nature of it being under the control or direction of the Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a related party by nature of it being under the control or direction of the Chairman of Company (collectively, the “MSAs”). Pursuant to the Management SA, the Company is to provide a series of esports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the esports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018, and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. On April 1, 2021, the Management SA with AIG eSports LP and Master SA with Vancouver Arena Limited Partnership was terminated. During the nine months ended September 30, 2021, the Company recognized management revenue of $379,125 (September 30, 2020 - $1,153,894) relating to the Management SA, and recognized consulting expenses of $379,125 (September 30, 2020 - $1,610,526) relating to the Master SA. As at September 30, 2021, a balance of $446,683 (December 31, 2020 - $422,642) is included in trade and other receivables.

On April 6, 2020, the Company entered into an Exchange of Marketing Rights and Benefits Agreement with AIG eSports LP and Surge eSports LLC, related parties by nature of them being under the control or direction of the Chairman of the Company. Pursuant to the Exchange of Marketing Rights and Benefits Agreement the Company is to provide media advertising for AIG eSports LP and Surge eSports LLC sponsors and AIG eSports LP and Surge eSports LLC is to provide advertising for the Company. During the nine months September 30, 2021, the Company recognized media advertising revenue of $16,578 (September 30, 2020 - $Nil) relating to the Exchange of Marketing Rights and Benefits Agreement. As at September 30, 2021, a balance of $55,710 (December 31, 2020 - $72,343) is included in contract liabilities for media advertising services to be provided by the Company to AIG eSports and Surge eSports LLC.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

23.	Related party transactions and balances (continued)

During the nine months ended September 30, 2021, the Company recognized cost of sales of $Nil (September 30, 2020 - $30,137) from AIG eSport LP and $Nil (September 30, 2020 - $23,440) from Surge eSports LLC respectively relating to team sponsorship fees. As at September 30, 2021, a balance of $30,101 (December 31, 2020 - $30,079) and $24,549 (December 31, 2020 - $24,531) is due to AIG eSports LP and Surge eSports LLC, respectively, which is included in accounts payable and accrued liabilities.

As at September 30, 2021, trade and other receivables include $3,241,204 (December 31, 2020 - $3,238,915) of amounts advanced to Surge eSports LLC, a related party by nature of it being under the control or direction of the Chairman of the Company. The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and are receivable if the Company does not obtain share subscriptions in Surge eSports LLC.

On August 30, 2020, the Company completed the acquisition of Omnia, following the acquisition Blue Ant and its affiliated companies are related parties to the Company. As of July 19, 2021, Blue Ant holds less than 10% of the issued and outstanding common shares of the Company and is no longer a related party of the Company. On July 19, 2021, Robb Chase, chief financial officer of Blue Ant, resigned from the Board of Directors of the Company. During the period from January 1, 2021 to July 19, 2021, the Company earned media revenue of $306,363 (September 30, 2020 - $44,402) from Blue Ant and its affiliated companies. As at December 31, 2020, 2021, the Company had trade and other receivables of $741,403 due from Blue Ant and its affiliated companies. As at December 31, 2020, the Company had accounts payable and accrued liabilities of $380,152 due to Blue Ant and its affiliated companies. See Note 17 for information relating to the VTB loan payable to Blue Ant.

During the nine months ended September 30, 2021, the Company recognized consulting expenses of $56,212 (September 30, 2020 - $55,309) to Rivonia Capital Inc., a company in which a director of the Company is a principal. As at September 30, 2021, a balance of $14,125 (December 31, 2020 - $14,012) is included in account payable and accrued liabilities.

During the nine months ended September 30, 2021, the Company recognized consulting expenses of $74,253 (September 30, 2020 - $Nil) to Franchise Agency LLC, an agency which represents a director of the Company. As at September 30, 2021, a balance of $189,380 (December 31, 2020 - $Nil) is included in account payable and accrued liabilities.

During the nine months ended September 30, 2021 the Company recognized $300,624 (September 30, 2020 - $Nil) in consulting fees relating to Board of Director and committee fees to certain directors. As at September 30, 2021, a balance of $174,446 (December 31, 2020 - $237,706) is included in account payable and accrued liabilities.

During the nine months ended September 30, 2021, the Company recognized advertising and promotion expense of $Nil (September 30, 2020 - $61,500) to MKTG Canada Inc., a company in which a director of the Company was the chief executive officer.

As at September 30, 2021, the Company has other receivables due from the Chief Corporate Officer of $Nil (December 31, 2020 - $248,099) relating to proceeds receivable for warrant exercises and withholding taxes receivable for stock option exercises.

As at September 30, 2021, the Company has loans receivable due from the President and Chief Corporate Officer of $80,297 (December 31, 2020 - $96,004) and $45,698 (December 31, 2020 - $52,656) respectively. The loans receivable are non-interest bearing and due on demand.

See Note 8 for information relating to an investment in associates controlled by a related party.

See Note 21 for information relating to stock options issued to officers and directors of the Company.

See Note 22 for information relating to restricted share units issued to officers and directors of the Company.

24.	Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt, other long-term debt and deferred payment liability. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

24.	Capital management (continued)

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2021. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 14.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

25.	Financial instruments

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and contract liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease contract liabilities, deferred payment liability, other long-term debt, convertible debentures and VTB loan is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company’s investments. The hierarchy is summarized as:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

●	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

●	Level 3 – inputs for assets and liabilities not based upon observable market data

As at September 3, 2021, the investment in Addicting Games is classified as a Level 3 financial instrument, see Note 7, and as at September 30, 2021 the Vedatis Earn-Out Payment liability is classified as a Level 3 financial instrument, see Note 17.

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Interest income	$(9,315)	$(14,775)	$(50,546)	$(91,305)
Interest and accretion expense	430,538	1,264,594	1,702,839	3,951,379
Net interest expense	$421,223	$1,249,819	$1,652,293	$3,860,074

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk and interest rate risk.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

25.	Financial instruments (continued)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	September 30, 2021	December 31, 2020

Trade receivables aging:
0-30 days	$19,412,990	$16,461,821
31-60 days	812,304	846,232
61-90 days	678,382	537,836
Greater than 90 days	2,013,614	737,696
	22,917,290	18,583,585
Expected credit loss provision	(58,652)	(67,466)
Net trade receivables	$22,858,638	$18,516,119

The movement in the expected credit loss provision can be reconciled as follows:

	September 30, 2021	December 31, 2020

Expected credit loss provision:
Expected credit loss provision, beginning balance	$(67,466)	$(357,920)
Increase in provision for expected credit loss	-	(28,725)
Write-offs	-	319,174
Recoveries	8,504	-
Effect of movement in exchange rates	310	5
Expected credit loss provision, ending balance	$(58,652)	$(67,466)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as at September 30, 2021:

	Total	Not past due	Over 30 days past due	Over 60 days past due	Over 90 days past due

Default rates		0.18%	0.21%	0.39%	0.93%
Trade receivables	$22,917,290	$19,412,990	812,304	$678,382	$2,013,614
Expected credit loss provision	$58,652	$35,632	$1,702	$2,648	$18,670

All of the Company’s cash is held with major financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

The Company has one customer which makes up more than 10% of revenue, this customer accounts for approximately 48.96% (December 31, 2020 – 67.02%) of trade receivables as at September 30, 2021 and 70.91% (September 30, 2020 – 44.74%) of revenues for the nine months ended September 30, 2021.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

25.	Financial instruments (continued)

Liquidity risk (continued)

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. The table below summarizes the Company’s contractual obligations into relevant maturity groups at the statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted payments.

	Less than 1 year	One to two years	Two to three years	More than three years	Total

Accounts payable and accrued liabilities	$27,136,558	$-	$-	$-	$27,136,558
Contract liabilities	3,455,887	-	-	-	3,455,887
Income tax payable	374,364	-	-	-	374,364
Deferred payment liability	11,302,875	4,841,580	-	2,094,542	18,238,997
Lease contract liability	725,238	744,647	757,892	910,331	3,138,108
Long-term debt	9,750,000	-	-	-	9,750,000
Other long-term debt	13,317	13,317	13,317	369,796	409,747
	$52,758,239	$5,599,544	$771,209	$3,374,669	$62,503,661

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (including US dollars, UK pound sterling and Euro) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US dollars, UK pound sterling and Euro denominated trade receivables, accounts payable, deferred payment liability and cash. As at September 30, 2021, a 10% depreciation or appreciation of the US dollar, UK pound sterling and Euro against the Canadian dollar would have resulted in an approximate $4,362,000, $27,000 and $336,000 decrease or increase, respectively, in total net loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at prime rate plus 5.05%. Fluctuations in the prime rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% would result in a $49,000 change in the annual interest expense.

26.	Commitments

The Company has the following payment commitments with respect to consulting and other contractual obligations:

Not later than one year	$1,059,000
Later than one year and not later than five years	1,386,000
$2,445,000

Further, the Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 8, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions, as required, it may be subject to certain actions including the loss of rights or a reduction in equity ownership in order to satisfy the capital contribution requirements.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

27.	Segment disclosure

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers reviews information on a consolidated basis.

Revenues by pillar is summarized below for the nine months ended September 30, 2021 and 2020:

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Media and content	$38,704,379	$13,638,763	$99,145,101	$21,311,496
Esports and entertainment	2,111,217	1,057,752	4,887,685	4,673,200
Subscription	2,526,311	1,632,431	6,389,057	4,507,682
	$43,341,907	$16,328,946	$110,421,843	$30,492,378

Revenue, in Canadian dollars, in each of these geographic locations for the nine months ended September 30, 2021 and 2020 are as below:

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Canada	$485,943	$694,554	$1,700,626	$1,967,821
USA	38,451,296	12,768,290	97,337,615	18,842,651
All other countries	4,404,668	2,866,102	11,383,602	9,681,906
	$43,341,907	$16,328,946	$110,421,843	$30,492,378

The non-current assets, in Canadian dollars, in each of the geographic locations as at September 30, 2021 and December 31, 2020 are as below:

	September 30, 2021	December 31, 2020

Canada	$135,849,236	$140,113,284
USA	109,572,887	50,338,388
France	12,848,040	-
England and Wales	3,647,618	3,934,877
	$261,917,781	$194,386,549